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                              March 2, 2023

       Yi Shao
       Chief Executive Officer
       Oriental Culture Holding LTD
       Room 1402, Richmake Commercial Building
       198-200 Queen   s Road Central, Hong Kong

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed February 9,
2023
                                                            File No. 333-262398

       Dear Yi Shao:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3 Filed February 9, 2023

       Risk Factors, page 15

   1. We note your disclosure that the Nan County Public Safety Bureau froze certain bank accounts of the VIE's
subsidiaries as a result of an investigation. Please provide disclosure addressing the risks
and impact of such accounts. In this regard, we note your disclosure that "the business
operations of the Company have been materially and negatively impacted" by the frozen
accounts.
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany
March      NameOriental Culture Holding LTD
       2, 2023
March2 2, 2023 Page 2
Page
FirstName LastName
        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jeffrey Li